

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2014

<u>**Via E-Mail**</u>
David E. Rosewater, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022

> Re: **XenoPort, Inc.**
> **Preliminary Proxy Statement on Schedule 14A filed by Clinton Relational Opportunity Master Fund, L.P., Clinton Magnolia Master Fund, Ltd., GEH Capital, Inc., Clinton Relational Opportunity, LLC, Clinton Group, Inc., George E. Hall, Kevin J. Cameron, Rael Mazansky, M.D., and Charles A. Rowland, Jr.**
> **Filed March 28, 2014**
> **File No. 001-51329**

Dear Mr. Rosewater:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Schedule 14A

Reasons for the Solicitation, page 6

1. Please revise your disclosure to explain why you believe Mr. Barrett should be replaced.

2. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide us the support for the following:

- Your belief that it is likely that "829 can be developed into an effective drug for the treatment of relapsing-remitting multiple sclerosis ("MS") and/or psoriasis."
- Your statement that the company's early studies suggest that 829 "but may produce fewer side effects than Tecfidera."
- Your statement that the early studies also suggest that "it might be possible to create a time-release formulation of 829 that may have superior efficacy compared with Tecfidera as a result of providing more constant exposure to MMF and improving upon Tecfidera's daily, dual-peak MMF exposure."
- Your belief that 829 may become a "'second generation' biotechnology blockbuster[]."
- Your disclosure that there are other, more established drugs that "(in many cases) [are] less expensive treatment options" than Horizant.

3.   With respect to your belief that 829 may become a second generation biotechnology blockbuster drug, please revise your disclosure to describe any specific plans you have to effect the necessary changes for that potential outcome.

4.   Please provide us support for the information regarding Horizant attributed to Morgan Stanley Research.

5.   Please provide us support for your disclosure that "the capital markets have assigned an enterprise value to XenoPort of just $180 million."

Background of the Proxy Solicitation, page 7

6.   Please provide support for your statement that on November 18, 2013 Mr. Barrett said he did not disagree with your analysis of the value of 829.

7.   Please disclose the names of the two board members you met with on December 13, 2013 and those you met on February 18, 2014.

8.   Please revise your disclosure to describe the two settlement proposals you received from the company and your counter-proposal.

Proposal No. 1. Election of Directors, page 8

9.   Please describe the business activities of Mr. Cameron from 2009 to 2011.

10.   We note your disclosure in the penultimate paragraph on page 10 that you may introduce substitute or additional nominees. Advise us, with a view towards revised disclosure, whether the participants are required to identify or nominate such substitute nominees in order to comply with any applicable company advance notice bylaw. In addition, please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting,

the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Proposal No. 2. Bylaw Repeal Proposal, page 11

11.   Please revise your disclosure for this proposal and proposals 3, 4, 5, and 13 to describe the advantages and disadvantages for each proposal.

12.   Please revise this proposal and proposal 5to describe the reasons for the proposal.

Proposal No. 4. Office Disqualification Proposal, page 13

13.   Please revise your disclosure for this proposal to explain the meaning of the term officer as used in the proposal.

Proposal No. 6. Performance of Paul L. Berns since the 2013 Annual Meeting, page 15

14.   Please revise your disclosure to clarify whether this proposal is precatory and to describe any consequences arising from the approval or disapproval of this proposal by security holders. Please also apply this comment to proposals 7-11.

Solicitation of Proxies, page 24

15.   We note that you intend to solicit proxies by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements. Please be advised that all written soliciting materials, including any scripts to be uses in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Please confirm your understanding.

Information Concerning XenoPort, page 25

16.   You are required to provide information that will be contained in the company's proxy statement for the annual meeting unless it is your intent to rely on Exchange Act Rule 14a-5(c). If you intend to rely on Rule 14a-5(c), please disclose that fact. Also, please be advised that we believe reliance on Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company's proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each participant acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions